UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: October 2017 (Report No. 2)

Commission file number: 001-35932

ALCOBRA LTD.

(Translation of registrant's name into English)

Azrieli Triangle Building

132 Derech Menachem Begin 39th Floor

Tel Aviv 6701101 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

Results of the Annual and Extraordinary General Meeting of Shareholders

At the annual and extraordinary general meeting of shareholders held on October 19, 2017, the shareholders of Alcobra Ltd. voted on the following items:

1.	To re-appoint Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global) as Alcobra’s independent registered public accounting firm until the next Annual Meeting and to authorize Alcobra’s Board of Directors to determine its compensation for the fiscal year ending December 31, 2017.

2.	Re-election of the following Alcobra’s currently serving directors: Mr. Howard B. Rosen, Dr. Yaron Daniely, Mr. Daniel E. Geffken, Dr. Aharon Schwartz, Mr. Arieh Ben Yosef, Mr. Ofer Segev and Ms. Orli Tori.

3.	Election of Mr. Yuval Yanai as a Director and approval of his terms of compensation.

4.	Election of Mr. Amir Efrati as a Director.

5.	To approve an amendment to Alcobra’s Option Plan.

6.	To approve the terms of compensation of Mr. David Baker, as interim Chief Executive Officer of the Company.

7.	To approve the grant of options to Dr. Yaron Daniely for his services as Alcobra’s Chairperson of Board of Directors and past services as former Chief Executive Officer.

8.	To approve grant of options to certain directors of Alcobra, as follows:

(a) Grant of options to Mr. Howard B. Rosen.

(b) Grant of options to Dr. Aharon Schwartz.

(c) Grant of options to Mr. Daniel E. Geffken.

(d) Grant of options to Mr. Arieh Ben Yosef.

(e) Grant of options to Mr. Ofer Segev.

(f) Grant of options to Ms. Orli Tori.

Items 1, 2, 3, 4, 5, 7, 8.b and 8.f were approved. Items 6, 8.a, 8.c, 8.d and 8.e were not approved by the requisite majority of the shareholders voting on the matter. In connection with the above, Mr. Baker will resume his full time role as Chief Commercial Officer, effective immediately. Until further notice, the Board of Directors of Alcobra will assume the responsibilities of the Company’s Chief Executive Officer.

This Form 6-K is incorporated by reference into the Registration Statements on Form F-3 (File No. 333- 209960) and Form S-8 (File No. 333-194875, 333-202394, 333-209947 and 333-217556) of the Registrant, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcobra Ltd.
(Registrant)

By	/s/ Dr. Tomer Berkovitz

Name: Dr. Tomer Berkovitz

Chief Financial Officer and Chief Operating Officer

Date: October 20, 2017